Exhibit 1.01

Conflict Minerals Report
I.    Introduction
This Conflict Minerals Report (this “Report”) of Oceaneering International, Inc. has been prepared pursuant to Rule 13p-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (together with Form SD adopted by the SEC pursuant to its Release No. 34-67716, the “Rule”), for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”). As used in this Report, “we,” “our” and “us” refer to Oceaneering International, Inc. and its consolidated subsidiaries.
We are a global provider of engineered services and products, primarily to the offshore energy industry. Through the use of our applied technology expertise, we also serve the defense, entertainment and aerospace industries.
II.    Reasonable Country of Origin Inquiry
As required by the Rule, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the Covered Minerals that were necessary to the functionality or production of our Affected Products (defined below) originated from the Democratic Republic of the Congo (the “DRC”) or any adjoining country.
Based on an annual assessment, we determined that Covered Minerals were or may have been necessary to the functionality or production of various products manufactured, or contracted to be manufactured, for sale by us during the Reporting Period (our “Affected Products”). The following is a description of our Affected Products:
•subsea umbilicals, umbilical termination assemblies and flying leads;
•tooling, ROV tooling and work packages;
•production control equipment;
•installation and workover control systems;
•clamp connectors;
•pipeline connector and repair systems;
•pipe lifting frames and other equipment marinized for use in subsea exploration and production;
•subsea and topside control valves;
•subsea chemical injection valves;
•hardware components used in offshore communication and asset tracking systems; and

•integrated mobile robotic system solutions and technologically advanced products for use in: theme parks; manufacturing and warehousing facilities; naval research and vessel repairs and maintenance; and space exploration and other harsh environments.
For 2024, we retained the same third-party service provider that has assisted us since 2015. We analyzed our supply base to identify active suppliers that might provide materials or components necessary to the functionality or production of our Affected Products (our “Applicable Suppliers”). We queried our Applicable Suppliers using, solely with regard to responses regarding Covered Minerals, the RBA-GeSI Conflict Minerals Reporting Template, version 6.0 or higher (the “CMRT”) provided by the Responsible Minerals Initiative, formerly the Conflict-Free Sourcing Initiative (the “RMI”), as part of its Responsible Minerals Assurance Process, formerly the Conflict-Free Smelter Program (the “RMAP”). We evaluated and scored the risk presented by each smelter and refiner. Similarly, we evaluated and scored the risk presented by each Respondent (defined below) based on the smelters and refiners indicated, and due diligence program described, in the CMRT received from such Respondent. Our engagement with our Applicable Suppliers included the following steps:
•we sent an introductory communication to each of the Applicable Suppliers describing the compliance requirements, providing information on how to access the CMRT online and requesting completion of the CMRT;
•following that initial communication, we sent at least four reminder emails to each nonresponsive Applicable Supplier, further requesting completion of the CMRT;
•we used automated data validation measures to identify questionable responses reflected in the submissions we received through the CMRT; and
•we attempted to contact each Applicable Supplier whose CMRT submission contained one or more questionable or incomplete responses for further validation.
III.    Due Diligence
We have implemented due diligence measures which (taken together with our RCOI) we believe conform in all material respects with the Rule and with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework. The following is a discussion of our due diligence measures.
A.Establishment of Management Systems
Our conflict minerals program policy is publicly available at https://www.oceaneering.com/sustainability/ethics-and-compliance/. Our standard purchase order terms and conditions, which include provisions that require our suppliers to comply with our conflict minerals program, are publicly available at http://www.oceaneering.com/suppliers.
We generally require our suppliers to provide us with products or materials that are “DRC conflict free” (as defined in the Rule), and our standard terms and conditions require our suppliers to notify us promptly in writing in the event that they have any reason to believe that such products or materials are not DRC conflict free. We also generally require that, subject to a limited exception for materials outside the supply chain prior to January 31, 2013, any of the

Covered Minerals incorporated into such products or materials ultimately must be sourced from recycled or scrap sources or from one or more of the smelters or refiners appearing on the applicable conformant smelter and refiner list available at www.responsiblemineralsinitiative.org.
B.Identification and Assessment of Risks in the Supply Chain
Our RCOI included measures to identify and assess risks in our supply chain that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by us during the Reporting Period benefit armed groups in the DRC or any adjoining country.
As part of our due diligence process, we reviewed our suppliers’ responses to the supply chain survey against criteria developed to determine which responses required further engagement. These criteria included untimely or incomplete responses, as well as inconsistencies within the reported data.
Certain of the responses to the surveys included the names of facilities listed by the suppliers as smelters or refiners. We compared each facility listed in the responses to the lists of smelters and refiners maintained by the RMI to verify the existence of the facility, confirm whether it meets the RMI’s definition of a smelter or refiner and determine its RMAP status.
We classify each listed smelter or refiner as high, medium or low risk based on four scoring criteria: (1) countries of origin disclosed by such smelter or refiner; (2) RMAP audit status; (3) credible evidence, if any, of unethical sourcing; and (4) geographic proximity to the DRC or any adjoining country. If any smelter or refiner is not recognized by the RMI, we conduct outreach and research to gain more information about whether it is a smelter or a refiner, sourcing practices, location, and country of origin. Additionally, if any smelter is not listed as conformant, we conduct outreach providing education on the RMAP and encouraging them to enroll in it.
C.Risk Management Plan
During the conduct of our RCOI and throughout our due diligence efforts, Applicable Suppliers received training, education and access to resources explaining the Rule, and all such communications were monitored and tracked for future reporting and transparency. Our RCOI, due diligence and plans for improvement described in this Report reflect our risk management plan in all material respects.
D.Independent Third-Party Audit
In accordance with the Rule, we were not required to obtain an independent private sector audit of this Report. Accordingly, no such audit has been obtained. To our knowledge, none of our Applicable Suppliers smelt or refine Covered Minerals, and we did not perform or direct any audits of entities within our supply chain. To the extent the Respondents reported smelters or refiners that do not participate in the RMAP, such facilities were contacted on our behalf and encouraged to begin participating.
E.Report on Supply Chain Due Diligence Findings
Approximately 69% of our Applicable Suppliers submitted responses to our queries described above (the “Respondents”). A majority of the Respondents reported data at a company or division level or indicated that they were uncertain or unknowledgeable of whether: (1) any of the Covered Minerals were necessary to the functionality or production of the products or materials they supplied to us; (2) the Covered Minerals, if any, necessary to the functionality or production of the products or materials they supplied to us originated from the DRC or an adjoining country; or (3) the Covered Minerals, if any, necessary to the functionality or production of the products or materials they supplied to us came from a recycler or scrap supplier.
We compared the names of smelters and refiners reported by the Respondents to the RMI’s list. In this manner, we confirmed the names of 371 smelters or refiners reported by the Respondents. If a Respondent indicated that a smelter or refiner in its supply chain was RMAP-conformant, we confirmed such status using information from the RMI. Based on information received from the Respondents and validated against the RMI’s information: (1) 233 smelters or refiners were considered RMAP-conformant; (2) 9 smelters or refiners had begun but not completed the certification process; (3) 97 smelters or refiners had not begun the certification process; and (4) 32 smelters or refiners were considered RMAP-non conformant.
IV.    Determinations
Because we are a downstream purchaser and user of Covered Minerals, we rely on the accuracy of the representations and information provided by our direct suppliers and other third parties within our supply chain. As a result, incomplete or inaccurate information provided by upstream suppliers or by a smelter or refiner may affect the accuracy or completeness of the information set forth in this Conflict Minerals Report. Many of our Applicable Suppliers were nonresponsive and many of the Respondents were uncertain or provided data at a company or division level. We have undertaken measures to verify responses and minimize these limitations, but we are unable to provide assurance that our due diligence efforts have uncovered all relevant information.
We do not have access to audit reports or detailed findings of the third-party audits conducted as part of the RMAP or any equivalent audit programs accepted by the RMI. Audits conducted as part of the RMAP or any other equivalent programs and the information received from the Respondents may yield inaccurate or incomplete conclusions. In summary, we were not able to establish chain of custody or determine whether any of the Covered Minerals used in our Affected Products originated from the DRC or an adjoining country. We were also unable to determine the facilities used to process the Covered Minerals necessary to the functionality or production of our Affected Products or the countries of origin of those Covered Minerals. Accordingly, we were unable to undertake any efforts beyond the RCOI and the due diligence described above to determine the mine or location of origin thereof.
V.    Plans for Improvement
Going forward, we plan to continue educating our supply base about the need to respond to our inquiries relating to Covered Minerals and conduct due diligence on their own suppliers, even if they themselves are not filers with the SEC. We intend to continue to engage with our Applicable Suppliers and direct them to increase the response rate. We will continue to work closely with our Applicable Suppliers to obtain and verify their compliance with our conflict minerals policy and our standard purchase order terms and conditions, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by us benefit armed groups in the

DRC or any adjoining country. The statements made in the three immediately preceding sentences are forward-looking statements and, as such, are subject to the cautionary statements and disclaimers set forth under the caption “Cautionary Statement Concerning Forward-Looking Statements” in Item 1 of Part 1 of our Annual Report on Form 10-K for the year ended December 31, 2024.